Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated.

	Six Months Ended June 30,		Fiscal Years Ended December 31,
(dollars in thousands)	2009		2008		2007		2006		2005		2004
	(unaudited)
Pre-tax income from operations	$28,229		$132,802		$112,939		$93,964		$63,800		$46,537
Fixed Charges:
Interest expense and amortization of debt financing costs	5,627		16,289		24,598		23,717		23,684		19,452
Rental(1)	2,322		5,050		4,604		3,972		3,618		3,278
Total fixed charges	7,949		21,339		29,202		27,689		27,302		22,730
Earnings before income taxes and fixed charges	36,178		154,141		142,141		121,653		91,102		69,267
Ratio of earnings to fixed charges	4.6	X	7.2	X	4.9	X	4.4	X	3.3	X	3.0	X

(1)          The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

Note: These ratios include Knoll, Inc. and its consolidated subsidiaries.  The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where earnings consist of (1) earnings from operations before income taxes, plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing one-third of total operating lease rental expense which is that portion deemed to be interest.